APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

8Eleven Hospitality Group, Inc
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ 117,020.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**117,020.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	25,000.00	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	25,000.00	-
GROSS PROFIT (LOSS)	92,020.00	-
OPERATING EXPENSES		
Computer and Internet	-	-
Dues and Subscriptions	420.00	-
Insurance	-	-
Payroll Processing	900.00	-
Professional Services - Legal, Accounting	600.00	-
Salaries	43,151.69	-
Payroll Taxes and Benefits	5,270.84	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	50,342.53	-
OPERATING PROFIT (LOSS)	41,677.47	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 41,677.47	$ -

8Eleven Hospitality Group, Inc
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period 31-Dec-21		Prior Period 31-Dec-20	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt	-		-
Total Current Liabilities	-		-
Long-Term Liabilities:			
Notes Payable	-		-
Mortgage Payable	-		-
Less: Current portion of Long-term debt	-		-
Total Long-Term Liabilities	-		-
EQUITY			
Capital Stock/Partner's Equity	-		-
Opening Retained Earnings	-		-
Dividends Paid/Owner's Draw	-		-
Net Income (Loss)	-		-
Total Equity	-		-
TOTAL LIABILITIES & EQUITY	$ -	$	-
Balance Sheet Check	-		-

I, Fathia E Jones, certify that:

1. The financial statements of 8Eleven Hospitality Group included in this Form are true and complete in all material respects; and
2. The tax return information of 8Eleven Hospitality Group included in this Form reflects accurately the information reported on the tax return for 8Eleven Hospitality Group for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Fathia E Jones*

Name: Fathia E Jones

Title: CEO/Owner